EXHIBIT 99.1

Annual General Meeting

The Registrant hereby announces that at the annual general meeting of shareholders held today, December 13, 2012, all proposed resolutions set forth in the proxy statement filed under Form 6-K on October 31, 2012, were adopted as follows:

1.
To re-elect four directors: Messrs. Edouard Cukierman, Joel Adler, Luis Gutierrez Roy and Ronen Zavlik to the Company’s Board of Directors (the “Board of Directors”), to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.
To approve a change in the form of compensation of our directors (excluding External Directors), so that their compensation shall be paid in Ordinary Shares instead of in cash, as described in the Proxy Statement.

3.
To approve: (i) a grant to Telegraph Hill Capital Fund I, LLC (“THCap”) of warrants to purchase 14,400 Ordinary Shares for a term of 3 years, and (ii) payment to THCap for business development services, all as described in the Proxy Statement. Mr. Gutierrez Roy, who is a director of the Company, may be deemed to have shared voting and dispositive power with respect to Ordinary Shares held by THCap.

4.
To approve an amendment to the Active Chairman Agreement between the Company and Mr. Edouard Cukierman, the Company’s Chairman of the Board, so that payment for Active Chairman services shall be made in Ordinary Shares instead of in cash, as more fully described in the proxy statement.

5.	To approve an extension to the Company’s 2003 Israeli Stock Option Plan, as described in the Proxy Statement.

6.
To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's Independent Auditors for the year ending December 31, 2012 and for such additional period until the next annual general meeting of shareholders.

7.
To approve a reverse split of the Company’s Ordinary Shares, such that every four Ordinary Shares, NIS 20.00 nominal value each, will be consolidated into one Ordinary Share, of NIS 80.00 nominal value; and to amend the Company’s Articles of Association and Memorandum of Association accordingly.

8.	To review the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2011.

For additional details please refer to the proxy statement filed under Form 6-K on October 31, 2012.